

News Release

Cory T. Walker
Chief Financial Officer
(386) 239-7250

January 30, 2007

BROWN & BROWN, INC. ANNOUNCES
INITIAL IMPLEMENTATION OF EXECUTIVE SUCCESSION PLAN

(Daytona Beach and Tampa, Florida) . . . The Board of Directors of Brown & Brown, Inc. (NYSE:BRO) today announced the initial implementation of the Company's executive succession plan, which contemplates J. Powell Brown ultimately assuming the office of Chief Executive Officer of the Company in July 2009, the date upon which Mr. Hyatt Brown has indicated that he intends to retire from that position. As an initial step toward this agreed objective, Jim W. Henderson, currently the President and Chief Operating Officer of the Company, has been promoted to the office of Vice Chairman, while J. Powell Brown, currently the Company's Regional Executive Vice President responsible for certain wholesale brokerages and public entity operations, has been elected President of the Company. Mr. Henderson will continue to serve as the Company's Chief Operating Officer, and will continue to report to the Chairman and Chief Executive Office, and Mr. Powell Brown will continue to report to Mr. Henderson in Mr. Henderson's capacity as Vice Chairman and Chief Operating Officer.

These actions reflect Brown & Brown's clear policy of continuity and goal of focusing on internal candidates who have successfully embodied and lived the Brown & Brown culture of meritocracy over an extended period of time.

Jim W. Henderson, 60, becomes the first Vice Chairman in the Company's storied history and will continue in his capacity as Chief Operating Officer. Mr. Henderson was elected President and Chief Operating Officer in 2002 and serves as a director of the Company, and as a director and executive officer of several of the Company's subsidiaries. He was elected Executive Vice President in 1995, and served as Senior Vice President from 1993 to 1995. He served as Senior Vice President of Brown & Brown's predecessor corporation from 1989 to 1993 and as Chief Financial Officer from 1985 to 1989. Mr. Henderson is Chairman of the Board of Trustees of Embry-Riddle Aeronautical University, and a member of the Boards of the School of

Business Administration of Stetson University, the Council of Insurance Agents and Brokers, and the Florida Hurricane Catastrophe Fund.

J. Powell Brown, 39, has been a Regional Executive Vice President since 2002 and also serves in an executive officer capacity for certain Brown & Brown subsidiaries. He oversees most of the Company's wholesale brokerage and public entity operations located throughout the country. From 1998 to 2003, Mr. Brown served as profit center leader of the Company's Orlando, Florida retail office. Prior to that, he was a sales producer and then Marketing Manager in the Daytona Beach, Florida retail office from 1995 to 1998. Before joining Brown & Brown he was with the Continental Insurance Company. A graduate of the University of Florida, with an MBA from Duke University, Mr. Brown serves on the Board of Directors of the SunTrust Bank/Central Florida and the Boggy Creek Gang. Previously he served on the Board of Governors of the Orlando Regional Chamber of Commerce, and as a member of the Board of Directors of Junior Achievement of Central Florida and the Bolles School Board of Visitors. He is the son of J. Hyatt Brown.

Brown & Brown, Inc. and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, managed health care, and Medicare set-aside services and programs. Providing service to business, public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business Insurance* magazine as the United States' sixth largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

This press release may contain certain statements relating to future events which are forward-looking statements, including those relating to future changes in Company management. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual events may differ, possibly materially, from the anticipated events contemplated by these forward-looking statements. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results and condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

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